T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

July 20, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON ANNOUNCES APPOINTMENT OF TWO NEW DIRECTORS

Levon Resources Ltd. (the “Company”) is pleased to announce the Appointment of The Honourable Trevor Eyton and Mr. Ron D. Barbaro to the Board of Directors.

Mr. Trevor Eyton:

Over the years, Mr. Eyton has been a Director of a number of public and private companies. These include a number of communications companies in the 1970’s, with financial and resource-based corporations subsequently dominating his attention. These include Noranda Inc. (1981-2005), Norcen Energy Resources (1986-1996), including a year as Chairman), Barrick Gold Corporation (1990-2000), and Royal Trust Company Ltd. (1983-1993).   He also served as a Director of General Motors of Canada Ltd. (1987-2004) and of Coca-Cola Enterprises Inc. (1998-2007).  Currently Mr. Eyton continues to serve as an officer and director of a number of public companies, including Ivernia Inc. (as Chairman and a director), Brookfield Asset Management Inc. (as a director) and Magna International Inc. (as a director).

Appointed to the Senate of Canada in 1990, he served on a number of committees during his 19 year tenure. Amongst these he was a member of the Standing Committee on Energy, the Environment and Natural Resources from 1999 to 2004; the Transport and Communications Committee from 2002-2009; the Banking, Trade and Commerce Committee from 2006-2009; and the Standing Joint Committee on Scrutiny of Regulations from 2006-2009, finishing as Co-Chair.

Trevor Eyton is both an Officer of the Order of Canada and Queen’s Counsel for Ontario, as well as the recipient of honorary Doctors of Laws from both the University of Waterloo and the University of King’s College at Dalhousie (where he served as Chancellor from 1996 to 2001.)   In 2000 he was awarded Mexico’s Aguila Azteca or “Aztec Eagle” – the highest award given to foreigners by the government of Mexico.

Mr. Ron Barbaro:

Mr. Barbaro is a Member of the Board of Directors and Chairman of The Brick Group, Trans Global Life Insurance Company and Trans Global Insurance, and on the Advisory Board of Asian Coast Developments CASHMONEY.  Member Toronto Roundtable  [2006]  with a mandate to provide advice and guidance to the activities of Canadian Council on Learning (CCL) and Canadian Foundation for Economic Education  (CCFEE).

Among Mr. Barbaro’s many Special Achievements: December 20, 2006 he was named to the Order of Ontario.  Established in 1987, The Order of Ontario recognizes the highest level of individual excellence and achievement in any field; May, 2007 received “Business Excellence Award” from the Italian Chamber of Commerce of Toronto.  This award honors an individual who demonstrates outstanding achievement in all categories – entrepreneurialism, philanthropy, community involvement as well as contribution to the arts Mr. Barbaro was presented the 2002 Ambassador of Free Enterprise Award, given each year to an outstanding Communicator in the field of Sales and Marketing.

Mr. Barbaro was awarded an honorary Doctorate of Humane Letters (D.H.L.) from Eastern College, Philadelphia.  He has been a Director of several private and public corporations notably: The Prudential Insurance Company of America (1985 – 1993); the Ontario Lottery and Gaming Corporation (1998-2003) and Thomson-Reuters (1998 – 2009).

The Company also wishes to announce that it has granted incentive stock options for the purchase of up to 700,000 common shares at a price of $0.65 per share exercisable on or before July 20, 2015 to directors of the Company.

LEVON RESOURCES LTD.
“Ron Tremblay”
_______________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.